United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number 000-24969
(Check One):	Form 10-K and Form 10-KSB	Form 11-K	Form 20-F	Form 10-Q and Form 10-QSB	Form N-SAR

For Period Ended: June 30, 2004
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended: NOT APPLICABLE

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE
PART I -- REGISTRANT INFORMATION

The Tirex Corporation
Full Name of Registrant

Former Name if Applicable

3828 St. Patrick
Address of Principal Executive Office (Street and Number)

Montreal, Quebec, H4E 1A4
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the reports could not be filed within the prescribed time period.

This extension is required because the Company had to change Independent Auditors at a late date and they have not completed the audit and require more time.

PART IV-- OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification
John L. Threshie, Jr., President	514	935-2525
(Name)	(Area Code)	(Telephone Number)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV - Item (3)

Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year.:

N/A

The Tirex Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 29, 2004	By	/s/ John L. Threshie, Jr.
President

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18U.S.C. 1001).